

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2018

Harlan Waksal
President and Chief Executive Officer
Kadmon Holdings, Inc.
450 East 29th Street
New York, NY 10016

   Re: Kadmon Holdings, Inc.
     Registration Statement on Form S-3
     Filed December 29, 2017
     File No. 333-222364

Dear Dr. Waksal:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: Sophia Hudson